SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Workstream Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

981402100

(CUSIP Number)

Steve Purello
Workstream Inc.
495 March Road, Suite 250
Ottawa, Ontario K2K 3G1 Canada
(613) 270-0619

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 981402100	13D	Page 2 of 4 pages

1	NAMES OF REPORTING PERSONS Michael Mullarkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 11,192,668(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,192,668(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,192,668(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.91%
14	TYPE OF REPORTING PERSON IN

(1) Includes 33,334 common shares issuable upon the exercise of options held by the Reporting Person.

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Item 1. Security and Issuer.

This Statement relates to common shares, no par value (the “Common Shares”), of Workstream Inc., a Canadian corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 495 March Road, Suite 250, Ottawa, Ontario K2K 3G1 Canada.

Item 2. Identity and Background.

The name of the person filing this statement us Michael Mullarkey. Mr. Mullarkey’s business address is 495 March Road, Suite 250, Ottawa, Ontario K2K 3G1 Canada. Mr. Mullarkey is currently the Executive Chairman of the Board of Directors of the Issuer.

During the past five years, Mr. Mullarkey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mr. Mullarkey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Mr. Mullarkey is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the funds for the acquisition of the aggregate 6,701,000 Common Shares by Mr. Mullarkey on October 30, 2008 and October 31, 2008 for $335,050 was from Mr. Mullarkey’s personal funds.

Item 4. Purpose of Transaction.

The purpose of the transactions described above was for investment purposes.

Depending on market conditions and other factors, Mr. Mullarkey may acquire additional Common Shares as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Mullarkey also reserves the right to dispose of some or all of the Common Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Mullarkey does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a)	As of November 3, 2008, the aggregate number and percentage of Common Shares of the Issuer beneficially owned by Mr. Mullarkey was 11,192,668 Common Shares, or approximately 19.91% of the Issuer.

(b)	Mr. Mullarkey has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of such Common Shares.

(c)	Other than as described in Item 3 above, Mr. Mullarkey has not effected any transaction in any Common Shares of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships between Mr. Mullarkey and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael Mullarkey
MICHAEL MULLARKEY
Date: November 10, 2008

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